UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under Securities Exchange Act of 1934
(Amendment No.     )*

iKang Healthcare Group, Inc.

(Name of Issuer)

Class A Common Shares, par value US$0.01 per share**

(Title of Class of Securities)

45174L108***

(CUSIP Number)

Mr. Ligang Zhang

c/o iKang Healthcare Group, Inc.

B-6F Shimao Tower, 92A Jianguo Road

Chaoyang District

Beijing 100022

People’s Republic of China

+86 10 5320 6080

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 31, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule §240.13d-7(b) for other parties to whom copies are to be sent.

*                                         The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**                                  Not for trading, but only in connection with the registration of American Depositary Shares each representing 1/2 Class A Common Share.

***                           This CUSIP applies to the American Depositary Shares, each representing 1/2 Class A Common Share.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45174L108			13D

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Ligang Zhang
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With		7	Sole Voting Power 4,374,371(1)
		8	Shared Voting Power 0
		9	Sole Dispositive Power 4,374,371(1)
		10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,374,371(1)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 12.9%.(2) The voting power of the shares beneficially owned represent 34.5% of the total outstanding voting power.
14	Type of Reporting Person IN

(1)  Consists of (i) 526,721 Class A common shares held by Time Intelligent Finance Limited, a British Virgin Islands company; (ii) 805,100 Class C common shares held by Time Intelligent Finance Limited; (iii) 2,892,550 Class A common shares held by ShanghaiMed, Inc., a British Virgin Islands company, which is wholly owned by Time Intelligent Finance Limited; and (iv) 150,000 Class A common shares issuable upon exercise of options held by ShanghaiMed, Inc. within 60 days of the date of this Schedule 13D.

The rights of the holders of Class A and Class C common shares are identical, except with respect to voting and conversion rights. Each Class A common share will be entitled to one vote per share. Each Class C common share will be entitled to 15 votes per share and is convertible at any time into one Class A common share.

(2)  Percentage calculated based on 32,827,140 Class A common shares and 805,100 Class C common shares outstanding as of June 30, 2015 as disclosed in Issuer’s (as defined below) annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on July 27, 2015, and 150,000 Class A common shares issuable upon exercise of options held by ShanghaiMed, Inc. within 60 days of the date of this Schedule 13D.

CUSIP No. 45174L108			13D

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Time Intelligent Finance Limited
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With		7	Sole Voting Power 0
		8	Shared Voting Power 4,374,371(1)
		9	Sole Dispositive Power 0
		10	Shared Dispositive Power 4,374,371(1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,374,371(1)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 12.9%.(2) The voting power of the shares beneficially owned represent 34.5% of the total outstanding voting power.
14	Type of Reporting Person CO

(1)  Consists of (i) 526,721 Class A common shares held by Time Intelligent Finance Limited; (ii) 805,100 Class C common shares held by Time Intelligent Finance Limited; (iii) 2,892,550 Class A common shares held by ShanghaiMed, Inc.; and (iv) 150,000 Class A common shares issuable upon exercise of options held by ShanghaiMed, Inc. within 60 days of the date of this Schedule 13D. As Time Intelligent Finance Limited is wholly owned by Time Evergreen Company Limited, which in turn is wholly owned by TMF (Cayman) Ltd. as trustee of Zhang’s Family Trust with Mr. Ligang Zhang as settlor, Time Intelligent Finance Limited shares the voting and dispositive power of such 4,374,371 common shares with Time Evergreen Company Limited and TMF (Cayman) Ltd.

(2)  Percentage calculated based on 32,827,140 Class A common shares and 805,100 Class C common shares outstanding as of June 30, 2015 as disclosed in Issuer’s annual report on Form 20-F filed with the SEC on July 27, 2015, and 150,000 Class A common shares issuable upon exercise of options held by ShanghaiMed, Inc. within 60 days of the date of this Schedule 13D.

CUSIP No. 81783J 101			13D

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) ShanghaiMed, Inc.
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With		7	Sole Voting Power 0
		8	Shared Voting Power 3,042,550(1)
		9	Sole Dispositive Power 0
		10	Shared Dispositive Power 3,042,550(1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,042,550(1)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 9.0%(2). The voting power of the shares beneficially owned represent 6.4% of the total outstanding voting power.
14	Type of Reporting Person CO

(1)  Consists of (i) 2,892,550 Class A common shares held by ShanghaiMed, Inc.; and (ii) 150,000 Class A common shares issuable upon exercise of options held by ShanghaiMed, Inc. within 60 days of the date of this Schedule 13D. As ShanghaiMed, Inc. is wholly owned by Time Intelligent Finance Limited, it shares the voting and dispositive power of such 3,042,550 common shares with Time Intelligent Finance Limited, Time Evergreen Company Limited and TMF (Cayman) Ltd.

(2)  Percentage calculated based on 32,827,140 Class A common shares and 805,100 Class C common shares outstanding as of June 30, 2015 as disclosed in Issuer’s annual report on Form 20-F filed with the SEC on July 27, 2015, and 150,000 Class A common shares issuable upon exercise of options held by ShanghaiMed, Inc. within 60 days of the date of this Schedule 13D.

CUSIP No. 81783J 101			13D

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) TMF (Cayman) Ltd. as the Trustee of Zhang’s Family Trust
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With		7	Sole Voting Power 0
		8	Shared Voting Power 4,374,371(1)
		9	Sole Dispositive Power 0
		10	Shared Dispositive Power 4,374,371(1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,374,371(1)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 12.9%.(2) The voting power of the shares beneficially owned represent 34.5% of the total outstanding voting power.
14	Type of Reporting Person CO

(1)  Consists of (i) 526,721 Class A common shares held by Time Intelligent Finance Limited; (ii) 805,100 Class C common shares held by Time Intelligent Finance Limited; (iii) 2,892,550 Class A common shares held by ShanghaiMed, Inc.; and (iv) 150,000 Class A common shares issuable upon exercise of options held by ShanghaiMed, Inc. within 60 days of the date of this Schedule 13D. TMF (Cayman) Ltd. is the trustee of Zhang’s Family Trust with Mr. Ligang Zhang as settlor. As TMF (Cayman) Ltd. holds all of the equity interests in Time Evergreen Company Limited which in turn holds all of the equity interests in Time Intelligent Finance Limited, TMF (Cayman) Ltd. shares the voting and dispositive power of such 4,374,371 common shares with Time Evergreen Company Limited and Time Intelligent Finance Limited.

(2)  Percentage calculated based on 32,827,140 Class A common shares and 805,100 Class C common shares outstanding as of June 30, 2015 as disclosed in Issuer’s annual report on Form 20-F filed with the SEC on July 27, 2015, and 150,000 Class A common shares issuable upon exercise of options held by ShanghaiMed, Inc. within 60 days of the date of this Schedule 13D.

CUSIP No. 81783J 101			13D

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Time Evergreen Company Limited
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With		7	Sole Voting Power 0
		8	Shared Voting Power 4,374,371(1)
		9	Sole Dispositive Power 0
		10	Shared Dispositive Power 4,374,371(1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,374,371(1)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 12.9%.(2) The voting power of the shares beneficially owned represent 34.5% of the total outstanding voting power.
14	Type of Reporting Person CO

(1)  Consists of (i) 526,721 Class A common shares held by Time Intelligent Finance Limited; (ii) 805,100 Class C common shares held by Time Intelligent Finance Limited; (iii) 2,892,550 Class A common shares held by ShanghaiMed, Inc.; and (iv) 150,000 Class A common shares issuable to ShanghaiMed, Inc. upon its exercise of options within 60 days of August 31, 2015. As Time Evergreen Company Limited holds all of the equity interests in Time Intelligent Finance Limited and is wholly owned by TMF (Cayman) Ltd. as trustee of Zhang’s Family Trust with Mr. Ligang Zhang as settlor, Time Evergreen Company shares the voting and dispositive power of such 4,374,371 common shares with Time Intelligent Finance Limited and TMF (Cayman) Ltd.

(2)  Percentage calculated based on 32,827,140 Class A common shares and 805,100 Class C common shares outstanding as of June 30, 2015 as disclosed in Issuer’s annual report on Form 20-F filed with the SEC on July 27, 2015, and 150,000 Class A common shares issuable upon exercise of options held by ShanghaiMed, Inc. within 60 days of the date of this Schedule 13D.

Introductory Note

This Schedule 13D supersedes the Schedule 13G filed by the Reporting Persons (as defined herein) with the SEC on February 13, 2015.

Item 1.         Security and Issuer.

This statement relates to the Class A common shares, par value US$0.01 per share (“Class A Common Shares”; together with Class C common shares of the Company (“Class C Common Shares”), the “Common Shares”), including Class A Common Shares represented by American Depositary Shares (“ADSs,” each ADS representing 1/2 Class A Common Share), of iKang Healthcare Group, Inc. (the “Issuer”). The Issuer’s principal executive office is located at B-6F Shimao Tower, 92A Jianguo Road, Chaoyang District, Beijing 100022, the People’s Republic of China.

Item 2.         Identity and Background.

This statement of beneficial ownership on Schedule 13D is being filed jointly by (i) Ligang Zhang, (ii) Time Intelligent Finance Limited (“Time Intelligent”), (iii) ShanghaiMed, Inc. (“ShanghaiMed”), (iv) TMF (Cayman) Ltd. and (v) Time Evergreen Company Limited (each, a “Reporting Person”; and collectively, the “Reporting Persons”). The agreement between the Reporting Persons relating to the joint filing of this statement is attached hereto as Exhibit 7.1.

Mr. Ligang Zhang is the chairman of the board of directors and the chief executive officer of the Issuer. Mr. Zhang is a citizen of the People’s Republic of China. His principal occupation is as a director and officer of the Issuer. Mr. Zhang’s business address is B-6F Shimao Tower, 92A Jianguo Road, Chaoyang District, Beijing 100022, The People’s Republic of China.

Time Intelligent is a company incorporated under the laws of the British Virgin Islands. Time Intelligent is an investment holding company wholly owned by Time Evergreen Company Limited, which in turn is wholly owned by TMF (Cayman) Ltd. as trustee of Zhang’s Family Trust with Mr. Ligang Zhang as settlor and Mr. Ligang Zhang and his family members as beneficiaries. The principal business address of Time Intelligent is c/o Offshore Incorporations Centre, P.O. Box 957, Road Town, Tortola, British Virgin Islands.

ShanghaiMed is a company incorporated under the laws of the British Virgin Islands. ShanghaiMed is an investment holding company wholly owned by Time Intelligent. The principal business address of ShanghaiMed is c/o Palm Grove House, P.O. Box 3186, Wichhams Cay I, Road Town, Tortola, British Virgin Islands.

TMF (Cayman) Ltd. a company incorporated under the laws of the Cayman Islands. TMF (Cayman) Ltd. is the trustee of Zhang’s Family Trust with Mr. Ligang Zhang as settlor and Mr. Ligang Zhang and his family members as beneficiaries. The principal business address of TMF (Cayman) Ltd. is 2/F. The Grand Pavilion Commercial Centre, 802 West Bay Road P.O. Box 10338, KY1-1003, Grand Cayman, Cayman Islands.

Time Evergreen Company Limited is a company incorporated under the laws of the British Virgin Islands. Time Evergreen Company Limited is an investment holding company wholly owned by TMF (Cayman) Ltd. The principal business address of Time Evergreen Company Limited is c/o Palm Grove House, P.O. Box 3186, Wichhams Cay I, Road Town, Tortola, British Virgin Islands.

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.         Source and Amount of Funds or Other Consideration.

The Reporting Persons anticipate that at the price per ADS set forth in the Proposal (as defined and further described in Item 4 below) (which price has not yet been approved by the Issuer’s board of directors), approximately US$1.0 billion will be expended in acquiring all of the outstanding Class A Common Shares of the Issuer other than Class A Common Shares owned by the Reporting Persons (“Publicly Held Shares”). This amount excludes (a) the estimated funds required to pay for the outstanding options to purchase Class A Common Shares; and (b) the estimated transaction costs associated with the purchase of the Publicly Held Shares.

It is anticipated that the funding for the purchase of the Publicly Held Shares will be provided by a combination of equity capital contributed by the members of the Consortium (as defined in Item 4 below) and third-party debt.

The information set forth in or incorporated by reference in Items 4 of this statement is incorporated herein by reference in its entirety.

Item 4.         Purpose of Transaction.

On August 31, 2015, Mr. Ligang Zhang, Time Intelligent and ShanghaiMed entered into a consortium agreement (the “Consortium Agreement”) with FV Investment Holdings (“FountainVest”, together with Mr. Ligang Zhang, Time Intelligent and ShanghaiMed, the “Consortium”), pursuant to which the Consortium will cooperate in good faith in connection with an acquisition transaction (the “Transaction”) with respect to the Issuer as contemplated by the Proposal (as defined below). The Consortium Agreement provides, among other things, for: cooperation in arranging financing; engaging advisors; admission of new Consortium members; cooperation in obtaining applicable governmental, statutory, regulatory or other approvals, licenses, waivers or exemptions for the consummation of the transactions; and cooperation in preparing definitive documentation with respect to the Transaction. During the period beginning on the date of the Consortium Agreement and ending on the earlier of (i) the 12-month anniversary of the date of the Consortium Agreement and (ii) the termination of the Consortium Agreement on the occurrence of other termination events, members of the Consortium have agreed to work exclusively with each other with respect to the Transaction and not to (a) make a competing proposal for the acquisition of control of the Issuer or (b) acquire or dispose of any securities of the Issuer.

On August 31, 2015, the Consortium submitted a non-binding proposal (the “Proposal”) to the Issuer’s board of directors for the Transaction. Under the Proposal, members of the Consortium propose to acquire, through an acquisition vehicle to be formed by them, all of the Publicly Held Shares for US$17.80 per ADS or US$35.60 per Class A Common Share in cash, representing a premium of 10.8% to the closing price of the Issuer’s ADSs on August 28, 2015 and a premium of 18.0% and 9.7% to the volume-weighted average closing price of the Issuer’s ADSs during the last 7 and 30 trading days, respectively. The Consortium intends to finance the Transaction through a combination of debt and equity financing.

The Proposal also provides that, among other things, the Consortium will (a) conduct customary due diligence on the Issuer and (b) negotiate and execute definitive agreements with respect to the Transaction that will include provisions typical for transactions of this type.

If the Transaction is completed, the Issuer’s ADSs would be delisted from the NASDAQ Global Select Market, and the Issuer’s obligation to file periodic reports under the Act would terminate. In addition, consummation of the Transaction could result in one or more of the actions specified in clauses (a)-(j) of Item 4 of Schedule 13D, including the acquisition or disposition of securities of the Issuer, a merger or other extraordinary transaction involving the Issuer, a change to the board of directors of the Issuer (as the surviving company in the merger), and a change in the Issuer’s memorandum and articles of association to reflect that the Issuer would become a privately held company.

Other than as described above, none of the Reporting Persons currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)—(j) of Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto. As a result of these activities, one or more of the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management, or capital structure of the Issuer as a means of enhancing shareholder value. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein, including, without limitation, such matters as acquiring additional securities of the Issuer or disposing of securities of the Issuer; entering into an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; selling or transferring a material amount of assets of the Issuer or any of its subsidiaries; changing the present board of directors or management of the Issuer, including changing the number or term of directors or filling any existing vacancies on the board of directors; materially changing the present capitalization or dividend policy of the Issuer; materially changing the Issuer’s business or corporate structure; changing the Issuer’s certificate of incorporation, bylaws or instruments corresponding thereto or taking other actions which may impede the acquisition of control of the Issuer by any person; causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act; and taking any action similar to any of those enumerated above.

References to the Consortium Agreement and the Proposal in this statement are qualified in their entirety by reference to the Consortium Agreement and the Proposal, copies of which are attached hereto as Exhibits 7.2 and 7.3 and incorporated herein by reference in their entirety.

Item 5.         Interest in Securities of the Issuer

(a), (b) The following table sets forth the beneficial ownership of Common Shares of the Issuer for each of the Reporting Persons.

Reporting Person	Amount beneficially owned (1) (2):	Percent of class (3):	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:

Ligang Zhang (4)	4,374,371	12.9%	4,374,371	0	4,374,371	0

Time Intelligent (4)(6)	4,374,371	12.9%	0	4,374,371	0	4,374,371

ShanghaiMed (5)	3,042,550	9.0%	0	3,042,550	0	3,042,550

TMF (Cayman) Ltd. as the Trustee of Zhang’s Family Trust (6)	4,374,371	12.9%	0	4,374,371	0	4,374,371

Time Evergreen Company Limited (6)	4,374,371	12.9%	0	4,374,371	0	4,374,371

(1)         Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Act and includes voting or investment power with respect to the securities.

(2)         Includes collectively those Class A Common Shares and Class C Common Shares held by each Reporting Person, and assumes conversion of all Class C Common Shares into the same number of Class A Common Shares.

(3)         Percentage of beneficial ownership of each listed person is based on 32,827,140 Class A Common Shares and 805,100 Class C Common Shares outstanding as of June 30, 2015 as disclosed in Issuer’s annual report on Form 20-F filed with the SEC on July 27, 2015, as well as the Class A Common Shares underlying share options exercisable by such person within 60 days of the date of this Schedule 13D.

(4)         Includes (i) 526,721 Class A Common Shares held of record by Time Intelligent; (ii) 805,100 Class C Common Shares held of record by Time Intelligent, representing 100.0% of the total outstanding Class C Common Shares of the Issuer; (iii) 2,892,550 Class A Common Shares held of record by ShanghaiMed, which is wholly owned by Time Intelligent; and (iv) 150,000 Class A Common Shares issuable to ShanghaiMed upon its exercise of options within 60 days of the date of this Schedule 13D.

(5)         Includes (i) 2,892,550 Class A Common Shares held of record by ShanghaiMed; and (ii) 150,000 Class A Common Shares issuable to ShanghaiMed upon its exercise of options within 60 days of the date of this Schedule 13D.

(6)         Time Intelligent is wholly owned by Time Evergreen Company Limited, which in turn is wholly owned by TMF (Cayman) Ltd. as trustee of Zhang’s Family Trust with Mr. Ligang Zhang as settlor and Mr. Ligang Zhang and his family members as beneficiaries. As a result, Time Evergreen Company Limited and TMF (Cayman) Ltd. may be deemed to beneficially own all of the Common Shares of the Issuer directly held by Time Intelligent and ShanghaiMed, respectively.

(c) None of the Reporting Persons has effected any transactions in the Common Shares (including Common Shares represented by ADSs) during the last sixty days.

(d) Not Applicable.

(e) Not Applicable.

Item 6.         Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

The Consortium Agreement and the Proposal, which have been filed as Exhibit 7.2 and Exhibit 7.3 to this statement, respectively, are incorporated herein by reference in their entirety. In addition, the information set forth in Items 3, 4 and 5 of this statement is incorporated by reference in its entirety into this Item 6. To the best knowledge of the Reporting Persons, except as provided herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Issuer.

Item 7.         Material to be Filed as Exhibits.

Exhibit 7.1:  Joint Filing Agreement, among each Reporting Person, dated September 9, 2015 by and among the Reporting Persons.

Exhibit 7.2:  Consortium Agreement, dated August 31, 2015 by and among Mr. Ligang Zhang, Time Intelligent, ShanghaiMed and FountainVest.

Exhibit 7.3:  Proposal to the Issuer, dated August 31, 2015.

* * * * *

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 9, 2015

LIGANG ZHANG

By:	/s/ LIGANG ZHANG
Name: Ligang Zhang

TIME INTELLIGENT FINANCE LIMITED

By:	/s/ LIGANG ZHANG
Name: Ligang Zhang
Title: Director

SHANGHAIMED, INC.

By:	/s/ LIGANG ZHANG
Name: Ligang Zhang
Title: Director

TMF (CAYMAN) LTD.

By:	/s/ LIU KIN WAI / HO SUK CHING
Name: Liu Kin Wai / Ho Suk Ching
Title: Authorized Signatories

TIME EVERGREEN COMPANY LIMITED

By:	/s/ LIGANG ZHANG
Name: Ligang Zhang
Title: Director

INDEX TO EXHIBITS

Exhibit 7.1	Agreement of Joint Filing by Ligang Zhang, Time Intelligent Finance Limited, ShanghaiMed, Inc., TMF (Cayman) Ltd. and Time Evergreen Company Limited.

Exhibit 7.2	Consortium Agreement dated August 31, 2015, by and among Mr. Ligang Zhang, Time Intelligent Finance Limited, ShanghaiMed, Inc. and FV Investment Holdings.

Exhibit 7.3	Proposal Letter to the board of directors of iKang Healthcare Group, Inc. dated August 31, 2015, from Mr. Ligang Zhang, Time Intelligent Finance Limited, ShanghaiMed, Inc. and FV Investment Holdings.